                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 10-SB


                        AMENDMENT NO. 2


           GENERAL FORM FOR REGISTRATION OF SECURITIES
          OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
           OR 12(g) OF THE SECURITIES EXCHANGE OF 1934


                Integrated Food Resources, Inc.
          ---------------------------------------------
          Name of Small Business Issuer in Its Charter)

State of Nevada                                     93- 1255001
-------------------------------                     -------------------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification No.)

         6700 S.W. Sandburg Street, Tigard, Oregon 97223
         -----------------------------------------------
            (Address of Principal Executive Offices)

                        (503) 598-4375
                   ------------------------
                   Issuers telephone number


Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                  Class A Voting Common Stock
                  ---------------------------
                       (Title of class)

                                  PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

HISTORY

     Integrated Food Resources, Inc., which we sometimes here refer to as the Company, was organized in the State of Oregon on September 12, 1966 under the name of The Oregon Trail Company. Our original business was the development of a family-oriented recreational theme park on the Oregon coast. In May 1968, our name was changed to Pixieland Corporation and the development of our theme park continued under our new name. The theme park opened in 1968 and closed in October 1978. At that time, we stopped all of our operations and we remained inactive until May 1989. At various times since then, we have changed our name to American Business Associates, Inc,; Cyberwin Corporation; and back to Pixieland Corporation. In October 1996, we changed our state of incorporation to Nevada.

     On September 25, 1997, we changed our name to Integrated Food Resources, Inc. On September 29, 1997, we signed a Share Exchange Agreement with Seabourne Ventures, Inc., an Oregon corporation whereby Seabourne became our wholly-owned subsidiary.

     On July 31, 1998, we signed an Asset Acquisition Agreement and Plan of Reorganization with Clipper Cubed Corporation, a Nevada corporation whereby we purchased all of the assets of Clipper Cubed in exchange for our common stock. As part of our agreement with Clipper Cubed, we formed an Oregon corporation as our wholly-owned subsidiary under the name "ClipperNet Corporation" and we transferred the assets we purchased from Clipper Cubed to ClipperNet Corporation. ClipperNet Corporation is now a wholly-owned subsidiary of the Company and Clipper Cubed has stopped doing business.

     As used in this Registration Statement, whenever we refer to ourselves or to the Company, we also mean to include Seabourne Ventures, Inc. and ClipperNet Corporation, if the context is appropriate.

BUSINESS AND OPERATING PLAN

     The Company is engaged in the business of procuring, processing, marketing and distributing private-label food products for large food retail chains in the United States and Canada, such as Kroger, Western Family Foods and Safeway. We obtain our products from affiliated and non-affiliated sources located throughout the world. We in turn supply these food products to our retail food chain clients under a relationship with an affiliated company name "International Trade Group, LLC", which we will refer to here as ITG. ITG was formed in 1992 as an independent, privately-held central buying consortium designed to coordinate and manage the international procurement needs of U.S. food retail chains. These food retailers find it more economical and efficient to entrust their private label food product procurement to ITG, who can, as the overseas representative of the retailers as a collective group, negotiate advantageous supplier contracts throughout the world. ITG provides product sourcing, contract negotiations with suppliers, plant inspections, production quality control, customs clearance and U.S. Food and Drug Administration release, international banking and financing administration and logistics management.

     In April 1998, the Company and the Republic of Guinea entered into three separate Project Development Agreements covering agricultural and aquacultural development. One of these agreements deals with the establishment of prawn, farms; another covers the development of a pineapple plantation and processing facility; and the third agreement covers the issuance of fishing permits in Guinea's territorial waters. On July 25, 1998, the Republic of Guinea transferred to the Company approximately 35,000 acres of prime coastal agricultural and aquaculture land for the purpose of implementing the previously described Project Development Agreements. The land is owned by the Company free of encumbrances and obligations. The development of the property will include construction of a tuna processing cannery, the management of a shrimp farming and processing operation and the development of tropical fruit plantations and rice farming. The Company intends to begin development of the property in 1999 and will fund the development through additional debt or equity financing. With such financing, we expect to create viable commercial operations to maximize the land use in phased-in farming projects.

    Seabourne Ventures, Inc. is in the business of harvesting, processing, marketing and distributing seafood products, principally canned tuna fish and tuna-related products. Seabourne will use proprietary harvesting techniques for catching tuna in the open seas and factory ships for initial processing of the tuna. The harvesting and processing system to be used will allow Seabourne to offer canned tuna that is superior in quality and priced below established brands. Seabourne is a source of tuna products for the Company. ITG has entered into a Toll-Packing Agreement for Canned Tuna with Agroindustrias Rowen, S.A. of C.V. Ensenada, Mexico for its tuna products. The fishing permits issued to the Company by the Republic of Guinea will be used by Seabourne to fish for tuna in the territorial waters of the Republic of Guinea.

     ClipperNet Corporation provides high-speed wireless Internet access services to business and residential customers in Oregon's Williamette Valley. To provide this service, ClipperNet uses point-to-point microwave technology as an alternative to traditional Internet access. The microwave network technology used by ClipperNet can be installed quickly and efficiently in the service area. A small antenna installed on the roof of an office building or a home communicates with a small microwave transceiver which in turn is connected to a router which distributes incoming and outgoing data to and from individual workstations. The system is suited for video conferencing, Web hosting, Web browsing, e-mail and Internet faxing. ClipperNet will facilitate our development and implementation of electronic commerce projects related to the trading of food products.

     In November 1998, ClipperNet purchased all of the assets of Netbridge Internet Access Services, an Internet service provider located in Newport and Lincoln City, Oregon. The purchase price for the assets was $150,000. It was agreed that $60,000 of that purchase price would be satisfied by the issuance of 20,000 shares of the Company's common stock. In addition, the Company through its affiliated company, ITG Finance, LLC, loaned ClipperNet $20,766.11 to complete this acquisition. The Company also has guaranteed all of ClipperNet's obligation to the seller.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS.

     REVIEW OF OPERATING RESULTS

     SEABOURNE VENTURES, INC.

Our revenue for fiscal year 1997-1998 was derived mainly from Seabourne in its tuna processing and marketing operations. Seabourne entered into a toll packing agreement with Agroindustrias Rowen, S.A. de C.V. ("Rowen") of Ensenada, Mexico to process and can tuna fish for the U.S. marketplace. Essentially all of this production was sold to ITG and eventually to ITG's customer network of major U.S. food retailers (for example, The Kroger Company, Safeway, Western Family Foods, and Aldi). These sales produced $5,378,691 in gross revenue. Due to a limited supply of dolphin-safe raw material in Mexico and difficult El Nino conditions, Seabourne was able to fulfill less than 10% of the total demand for canned tuna from the ITG members and other direct customers.

The Toll Packing Agreement calls for Seabourne to pay Rowen a fixed cost per case. Seabourne has provided the fresh frozen whole tuna through contracts with Mexican and U.S. tuna boat owners, and it supplied all direct manufacturing materials (cartons, cans, lids, labels, hydrolized protein and pallets). Seabourne hired a professional full-time, on-site staff to manage the plant's production, quality control, procurement and engineering functions. It invested $918,617 in new equipment and plant upgrades to meet U.S. Food and Drug Administration regulatory requirements.

Seabourne has a three year option to acquire 100% of the outstanding shares of Rowen's stock in a stock for stock exchange. Rowen currently operates under the bankruptcy protection of the Mexican law equivalent to Chapter 11 under the United States Bankruptcy Code. It is estimated that Seabourne will be able to settle with Rowen's creditors for a fraction of the outstanding debt, said settlement being made in cash or a combination of cash and stock. Rowen was recently appraised by a qualified independent appraiser at $7 million. We intend to exercise the option on the share acquisition once the funding is completed and Seabourne has access to a dependable supply of raw material from its own fishing fleet and/or independent sources.

CLIPPERNET CORPORATION, INC.

In July 1998, we acquired the assets and liabilities of Clipper Cubed Corporation under a Share Exchange Agreement. The assets and liabilities were transferred to a new company called ClipperNet Corporation which is a wholly-owned subsidiary of the Company.

For our fiscal quarter ended October 31, 1999, ClipperNet Corporation had net revenues of $163,021 and net loss of $ 40,415. A significant portion of the loss is attributed to additional staffing to meet the requirements of the new Portland, Newport and Albany, Oregon business sites. Sales are expected to grow at a very rapid pace during the next year through domestic and global expansion of ClipperNet's existing network, licensing agreements, acquisition of other Internet access companies and new product introductions. In November, 1998, ClipperNet completed its first acquisition of an Internet access company called Netbridge. Similar acquisitions are anticipated for 1999.

CAPITAL NEEDS AND FUTURE REQUIREMENTS

CAPITAL-INTENSIVE PROJECTS

During fiscal year 1998-1999, we plan to expand our food processing operations in different parts of the world. The following major projects and their capitalization will be undertaken:

- Two modernized tuna processing facilities (Mexico, Indonesia and/or Thailand). Total projected investment will approximate $30 million in 1999. Plant acquisition is expected to be in the form of cash and stock. Equipment will be financed through leases, equipment loans and outright purchase.

- Six new combination fishing/factory ships with an approximate cost of $180 million. Construction deposits and related expenses for 1999 will amount to approximately $40 million. The balance will be due in the year 2000 when the ships are delivered. We expect to finance 80% of this asset through asset-backed loans. The balance will be financed through cash, ship building subsidies, grants and clean irrevocable bank instruments of guarantee. The shipyard will be expected to post a 100% completion bond to support the financial structure and to obtain a take-out guarantee for the portion of cash contributed by the Company and its asset-backed lender.

- Twelve new bait boats for an estimated cost of $24 million. Construction deposits and related expenses for 1999 will amount to a maximum of $10 million. The balance will be due in the year 2000 when the ships are delivered. We expect to finance 70% of this asset through asset-backed loans. The balance will be financed through cash and clean irrevocable bank instruments of guarantee.

- Sakoba Shrimp farm at an estimated cost of $30 million + $10 million for land development in Guinea. Asset-backed loans are available to finance a significant percentage of the capital cost related to these projects.

- Acquisitions and new project development are budgeted $60 million. These will be financed through a combination of cash, asset-backed loans and stock.

We anticipate to complete a $15 million senior secured working capital loan funding before the end of 1998. This funding will be used to finance our activities and food trading operations in 1999. We are also negotiating a $400 million private offering with a major New York investment banking firm. The offering is expected to be completed in the second quarter of 1999.

ITEM 3.  DESCRIPTION OF PROPERTY

     Our offices are located in the Western Family Foods Building at 6700 S.W. Sandburg Street, Tigard, Oregon 97223. We occupy our space within this corporate environment rent-free and have full access to all on-site facilities. Seabourne also maintains an office in Seattle, WA. ClipperNet Corporation rents approximately 1800 square feet of office space at 2295 Coburg Rd., Suite 105, Eugene, Oregon. ClipperNet's network operations center occupies 400 square feet of leased office space at 2300 Oakmont Way, Eugene, Oregon.

     We also own approximately 35,000 acres of coastal land in the Republic of Guinea which is located on the west coast of Africa. We intend to use that land and its buildings and other improvements to develop and operate a tuna processing plant and a shrimp farm and to produce and process tropical fruits.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

     This table describes the current ownership of the Company's outstanding Common Stock by (i) each of our officers and directors; (ii) each person who is known by us to own more than 5% of the Company's outstanding Common Stock; and
(iii) all of our officers and directors as a group:

                                                         Amount and
                   Name and Address of              Nature of Beneficial     Percent of
Title of Class      Beneficial Owner                       Owner               Class
--------------     --------------------             --------------------     ----------
Common Stock       Alain de la Motte                      2,642,708              16.4%
                   6700 SW Sandburg Rd.
                   Tigard, OR 97223

Common Stock       Brian E. Bittke                          583,020               3.6%
                   6700 SW Sandburg Rd.
                   Tigard, OR 97223

Common Stock       James McKenzie                           595,000               3.7%
                   9615 SW Allen Blvd.
                   Portland, OR 97005

Common Stock       Hugh Latif                                38,000                *
                   135 Park Ave.
                   Toronto, Ontario, Canada
                   M2N 1W7

Common Stock       Alan Resnik                               75,000                *
                   1016 SW Davenport St.
                   Portland, OR 97201

Common Stock       International Trade Group, LLC (i)     3,997,368              24.9%
                   6700 SW Sandburg Rd.
                   Tigard, OR 97223

Common Stock       Harold Kvalo                           1,623,200              10.0%
                   2334 West Plymouth St.
                   Seattle, WA 98119

All officers and Directors
as a group (5 persons)                                    3,933,728              24.5%

-------------
   *   refers to less than one percent

   (i) International Trade Group, LLC is an Oregon limited liability company organized in March 1994. Alain de la Motte is a member of this limited liability company and directly and indirectly owns an 80% interest in it. Brian Bittke is also a member of the limited liability company and owns a 10% interest. The remaining 10% is owned by Sower Ministries International, a tax-exempt religious organization with which Mr. de la Motte is affiliated.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

     This table describes our current directors and executive officers:

   Name                  Age      Title
   ----                  ---      -----
   Alain de la Motte      48      President, Chief Executive
                                  Officer and Director
   Brian E. Bittke        60      Executive Vice President and
                                  Director
   James McKenzie         55      Secretary and Director
   Hugh Latif             46      Director
   Alan J. Resnik         53      Director

     Alain de la Motte has been our Chief Executive Officer and Chairman of the Board of Directors since the inception of the Company. Mr. de la Motte is also Chief Executive Officer of International Trade Group, LLC ("ITG") which is involved in world-wide sourcing and procuring of food products for the largest grocery chains in the United States. ITG has participated in this business activity since 1992 when it operated as a partnership prior to its reorganization as a limited liability company in 1994. ITG is a shareholder in the Company. Prior to ITG, Mr. de la Motte served as founder, President and chairman of TRADE, Inc., which amassed a proprietary database of all U.S. imports. Mr. de la Motte was educated at L'Ecole Nationale de Commerce in Paris and is fluent in English and French.

     Brian E. Bittke has been Executive Vice President and a Director of the Company since its inception. Since December 1993, Mr. Bittke has been Executive Vice President of Sales and Marketing for ITG. Before joining ITG, Mr, Bittke was President and Chief Operating Officer for Continental Companies, a private label frozen food procurement company. He has also been an Executive Vice President of Western Family Foods and President of Shurfine Central Corporation. Mr. Bittke was educated at the University of Southern California in marketing.

     James McKenzie has been our corporate secretary and a director since the Company began operations. Mr. McKenzie is the President of CUI Stack, Inc., a joint venture with Stack Electronics of Japan, which is involved in the distribution of electronic components in the United States. Mr. McKenzie earned a Masters of Business Administration in finance from the University of Chicago.

     Hugh Latif has been a director since the inception of the Company. Since 1996, Mr. Latif has been President of Hugh Latif & Associates, a management consulting firm. From 1992 to 1996, he was managing director of A.C. Nielsen Co. of Canada Ltd, a marketing research firm. Mr. Latif has also served as General Manager of Dunn & Bradstreet France and Dun & Bradstreet Brazil. Mr. Latif holds a BA in economics from Cairo University in Egypt.

     Alan J. Resnik has been a director since the inception of the Company. Mr. Resnik is currently a professor at Portland State University and since 1978, has been the President of Market Insights, Inc., a consulting firm.
From 1994 to 1995, Mr. Resnik was Executive Vice President of Widmer Brewing Co., Portland, Oregon. From 1995-1996, Mr. Resnik was Senior Vice President of Gentle Dental, a dental services company in Portland, Oregon. From 1992 to 1996, he was a director of Gentle Dental. Mr. Resnik received a BS degree in economics from the Wharton School of the University of Pennsylvania, a Masters of Business Administration from Tulane University and his Ph.D. from Arizona State University. He is a professor of marketing in the School of Business Administration, Portland State University.

     Our directors serve in their positions until the next annual meeting of stockholders or until the director's successors have been elected and qualified. Our executive officers are appointed by our Board of Directors and serve at the discretion of the Board.

ITEM 6.  EXECUTIVE COMPENSATION

     We have not paid any compensation to our executive officers since we began our current business. We will enter into employment agreements with each of our executive officers and begin paying appropriate salaries and other compensation when we determine that we can afford to pay such salaries and compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 1, 1997, our wholly-owned subsidiary, Seabourne Ventures, Inc. purchased certain assets from International Trade Group, LLC for $1,765,000. These assets consisted of certain office equipment and accounts receivable, including cash. Seabourne also assumed the obligation on two leases for solid pack tuna canning machines which International Trade Group, LLC was leasing from an unrelated party. Seabourne gave International Trade Group, LLC a subordinated unsecured convertible promissory note for $1,765,000 as payment for the assets. The note is payable on December 31, 1998.

     On July 1, 1997, ITG Finance, LLC, a subsidiary of International Trade Group, LLC, loaned $2,500,000 to Seabourne for working capital purposes. Seabourne gave ITG Finance, LLC a subordinated unsecured convertible promissory note for the amount of the loan. The note is payable on December 31, 1998.

     On July 15, 1998, International Trade Group, LLC loaned $9,000 to Clipper Cubed Corporation. The obligation was assumed by Integrated Food Resources, Inc. as part of the Asset Acquisition Agreement and Plan of Reorganization with Clipper Cubed. The obligation was subsequently assumed by our wholly-owned subsidiary, ClipperNet Corporation, as part of the capitalization of ClipperNet. This obligation is payable on July 15, 1999.

     During our fiscal year ending July 31, 1998, Seabourne Ventures, Inc.
sold processed tuna and tuna-related products to International Trade Group, LLC in the amount of $ 5,378,691.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     We are authorized to issue 50,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock. At this time, we have 16,084,643 shares of Class A Common Stock issued and outstanding. There are no shares of Class B Common Stock issued and outstanding. Each share of Class A Common Stock entitles the shareholder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive dividends as may be declared by the Board of Directors; and, (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Our Common Stock is not subject to redemption and carries no rights to purchase other securities of the Company. Our Common Stock is non-assessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our Common Stock has been thinly traded in the over-the-counter market and prices for the Common Stock are published on the OTC Bulletin Board under the symbol "IFGR". This market is extremely limited and the prices for our Common Stock quoted by brokers is not a reliable indication of the value of the Common Stock. The following is the range of high and low bid prices for our Common Stock since trading began in January 1998.

   Quarter Ending                 High                  Low
   --------------                 ----                  ---
   April 30, 1998                 $2.00                 $2.00
   July 31, 1998                  $3.00                 $1.125

     These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual purchases and sales by investors.

     We have never paid cash dividends on our Common Stock; however, we may pay dividends in the future if our earnings justify it.

     As of November 24, 1998, we have approximately 4,100 shareholders of the Company's common stock.

ITEM 2.   LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Our original accountant was J. Paul Kenote, P.C., Portland, Oregon.
After the effective date of the Share Exchange Agreement between the Company and Seabourne Ventures, Inc. MossAdams LLP, Portland, Oregon became our accountants. We had no disagreements with J. Paul Kenote, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On July 31, 1998, we issued 1,183,432 shares of our Class A Common Stock to Clipper Cubed Corporation under the terms of the Asset Acquisition Agreement and Plan of Reorganization. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     Effective June 3, 1998, we issued 11,736 shares of our Class A Common Stock in conversion of our outstanding Series A Preferred Stock.

     In January 1998, we issued 30,000 shares of our Class A Common Stock to Grady and Hatch & Company, Inc. as compensation for services rendered under a Consulting Agreement dated August 4, 1997 under which Grady and Hatch & Company facilitated introductions between the Company and potential lenders.

     Effective September 29, 1997, we issued 10,523,620 shares of our Class
A Common Stock to the shareholders of Seabourne Ventures, Inc. under the terms of the Share Exchange Agreement. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     On September 15, 1996, under our previous name of Cyberwin, Inc., we sold 4,000,000 shares of our Class A common stock to five purchasers for $50,000. The offering was conducted under Regulation D Rule 504 of the Securities Act of 1933.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company is permitted under the Nevada Revised Statutes to indemnify any person named as a party to a legal proceeding because they are, or were, a director, officer, employee or agent of the Company. The indemnification covers expenses, judgments, fines and amounts paid by the director, officer, employee or agent in any settlement of the legal proceeding if they acted in good faith and in a manner which they reasonably believed to be in the best interest of the Company and they had no reason to believe their conduct was unlawful.

     The Company is required to indemnify a director, officer, employee or agent of the Company who is successful in the defense of any legal proceeding in which they are named as a party because they are, or were a director, officer, employee or agent of the Company. The indemnification covers expenses incurred by them in connection with the defense.

     The Company's Articles of Incorporation eliminate the personal liability of our directors, officers and stockholders for damages for breach of fiduciary duty; however, the liability of a director or officer is not eliminated for (a) actions or inactions which involve intentional misconduct, fraud or a knowing violation of law, or for (b) the payment of distributions to stockholders in violation of the applicable Nevada law.

     The Company may make arrangements to pay the expenses of officers and directors which are incurred in defending a civil or criminal proceeding, either as the expenses are incurred and in advance of the final outcome of the legal proceeding. If the Company pays these expenses, the director or officer must agree to repay the amount if it is determined by the court that they are not entitled to be indemnified by the Company.

     Nevada law also permits the Company to buy and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company to cover any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, whether or not the Company has the authority to indemnify them against such liability and expenses.

                                  PART F/S

     Attached hereto are the following financial statements:

     (1)   Independent Auditor's Report of MossAdams LLP*

     (2) Balance Sheet, Statement of Operations and Accumulated Deficit Statement of Changes in Shareholder's Equity, Statement of Cash Flows, and Notes to Consolidated Financial Statements for Integrated Food Resources, Inc. for the year ended July 31, 1998.*

     (3) Unaudited Consolidated Balance Sheet and Consolidated Income Statement for the three months ended October 31, 1999.

                 INTEGRATED FOOD RESOURCES, INC.
              UNAUDITED CONSOLIDATED BALANCE SHEET
          FOR THE THREE MONTHS ENDED OCTOBER 31, 1998


                       ASSETS
                   CURRENT ASSETS
Cash                                              $    37,994
Accounts Receivable                               $    66,757
Note Receivable                                   $    24,025
Inventory                                         $   213,643
Prepaid Expenses                                  $   127,996
Prepaid Interest                                  $     5,953
                                                  -----------
    TOTAL CURRENT ASSETS                          $   476,368

       FIXED ASSETS
Office and Fact. Equip                            $   385,760
Tuna Packing Plant                                $   918,618
Less Accumulated Depreciation                     $  (106,678)
Land Held for Development                         $74,498,400
Wireless Contract-Long Term                       $   337,546
Other Assets                                      $    17,745
                                                  -----------
    TOTAL FIXED ASSETS                            $76,051,391

                  INTANGIBLE ASSETS
Goodwill                                          $ 4,489,352
Less: Amortization                                $   (56,117)
                                                  -----------
  TOTAL INTANGIBLE ASSETS                         $ 4,433,235

     TOTAL ASSETS                                 $80,960,994

                     LIABILITIES
                 CURRENT LIABILITIES
Accounts Payable                                  $   168,135
Accrued Liabilities                               $    29,414
Notes Payable (Stockholder)                       $    81,879
Short Term Notes Payable                          $   109,000
                                                  -----------
    TOTAL CURRENT LIABILITIES                     $   388,428

                 LONG TERM LIABILITIES
Deferred Income-Contracts                         $   337,546
Longterm Capital Lease                            $    19,006
Long Term Note payable                            $   350,000
                                                  -----------
    TOTAL LONG TERM LIABILITIES                   $   706,552

  DEFERRED INCOME TAX LIAB                        $25,329,456

    TOTAL LIABILITIES                             $26,424,436

                         EQUITIES
Preferred Stock                                   $ 4,050,001
Common Stock                                      $    16,050
Additional paid-in Capital                        $ 4,154,084
Contributed Capital                               $49,168,944
Retained Earnings                                 $(2,505,702)
Net Income                                        $  (346,819)
                                                  -----------
    TOTAL EQUITIES                                $54,536,558

  TOTAL LIABILITIES & EQUITIES                    $80,960,994


UNAUDITED FINANCIALS
Prepared Internally

Alain de la Motte
---------------------
Alain de la Motte
Chairman/CEO

                     INTEGRATED FOOD RESOURCES, INC.
                 UNAUDITED CONSOLIDATED INCOME STATEMENT
               FOR THE THREE MONTHS ENDED OCTOBER 31, 1998


      NET SALES                                   $ 167,089

    COST OF GOODS SOLD                            $  26,991
                                                  $ 140,098

SELLING, GENERAL AND ADMIN EXPENSES
Administrative/Consulting                         $ 300,834
Other selling and general                         $  14,764
Depreciation                                      $   8,259
Amortization: Intangibles                         $  56,276
Interest Expense                                  $ 106,784
Miscellaneous Expense                             $       -
                                                  ---------
  TOTAL OPERATING EXP.                            $ 486,917

      TOTAL INCOME                                $(346,819)


UNAUDITED FINANCIALS
Prepared Internally


Alain de la Motte
-----------------------
Alain de la Motte
Chairman/CEO

                                   PART III

ITEM 1      Index to Exhibits

Exhibit
Number   Description
-------  -----------
3.1      Articles of Incorporation of Integrated Food Resources, Inc.
         and Amendments thereto.*

3.2      Articles of Incorporation of Seabourne Ventures, Inc.*

3.3      Articles of Incorporation of ClipperNet Corporation.*

3.4      Bylaws of Integrated Food Resources, Inc.*

3.5      Bylaws of Seabourne Ventures, Inc.*

3.6      Bylaws of ClipperNet Corporation*

4        Specimen Stock Certificate of Integrated Food Resources, Inc.*

10.1     Asset Acquisition Agreement dated July 1,1997 between
         International Trade Group, LLC and Seabourne Ventures, Inc.*

                                    -14-

10.2     Share Exchange Agreement dated September 29, 1997 between
         Pixieland Corporation and Seabourne Ventures, Inc.*

10.3 Project Development Agreements each dated April 15, 1998 between Integrated Food Resources, Inc. and L'Agence Autonome d'Assistance Integree aux Enterprises, an official agency of the Republic of Guinea.*

10.4     Asset Acquisition Agreement and Plan of Reorganization dated
         July 31, 1998 between Integrated Food Resources, Inc. and Clipper
         Cubed Corporation.*

10.5     Asset Purchase Agreement and Security Agreement dated November 6,
         1998 between ClipperNet Corporation and Netbridge Internet Access
         Services.*

21      Subsidiaries of Integrated Food Resources, Inc.*

27      Financial Data Schedule*

-----------------------

*  Previously filed with Securities and Exchange Commission.



                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Integrated Food Resources, Inc.


Date: January 15, 1999                 By /s/ Alain de la Motte

                                          ------------------------------
                                          Alain de la Motte, President

                                    -15-